PLAN OF REORGANIZATION AND

EXCHANGE AGREEMENT (“Reorganization

Agreement”). dated as of June 30, 2005

among Providential Holdings, Inc., a Nevada

corporation, (“PHI”), ATC Technology

Corporation, an Arizona corporation (“ATC”),

Keith Wong (“Wong”), High Performance

Edge, LLC (“HPE”) and Norm Klein (“Klein”).

RECITALS:

A.   PHI acquired all of ATC’s then issued and outstanding shares in 2002 from Wong, Klein, HPE and Fogel International. Wong is a director, officer and employee of ATC.

B.   During July 2003 PHI agreed to issue its convertible promissory notes to Wong, Klein, HPE and Fogel International (representing Lawrence M. Fogel, Ian Subel and Lynelle Berkey) in exchange for certain of the obligations of ATC owed to each of them and to provide additional capital to ATC. The transactions agreed upon in July 2003 were not consummated, however, with the result that ATC still owes substantial amounts to Wong, Klein, HPE and Fogel International, all of whom also have claims against PHI based on the July 2003 agreement. ATC also owes PHI substantial sums. In addition, ATC owes Wong accrued, but unpaid salary, reimbursement for travel expenses incurred by him for the benefit of ATC and monies advanced by him to ATC as emergency loans to permit ATC to remain in business.

C.  Lawrence M. Fogel, Ian Subel and Lynelle Berkey have made a written offer (the “Debt Compromise Offer”) to PHI and ATC to accept the actual payment of certain compromise amounts, if made at or before the time and in one of the manners specified in the offer, in complete satisfaction of the amounts owed to them by PHI and ATC (the “Related Transaction”). A timely close of escrow under the terms of the Debt Compromise Offer (the “Related Closing”) is a condition to the obligation of Wong, HPE and Klein to perform their promises made in this Reorganization Agreement.

D.   ATC is authorized to issue  300,000,000 shares of common stock, of which 100,000,000 are issued and outstanding shares. On July 20, 2004 PHI distributed 20,000,081 shares of ATC common stock to PHI shareholders as a special dividend. The remainder of ATC’s issued and outstanding shares of common stock (79,999,919) are held by PHI. ATC also is authorized to issued 100,000,000 shares of preferred stock, but no shares of its preferred stock are issued and outstanding.

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E.   The liabilities of ATC, including its liabilities to PHI, Wong, Klein and HPE, exceeded the value of its assets as of March 31, 2005. If the transactions contemplated by this Reorganization Agreement are in fact consummated, ATC is expected to have a positive net worth.

F.   The parties desire to restructure the obligations  and ownership of ATC as provided in this Reorganization Agreement.

NOW, THEREFORE, the parties agree as follows:

AGREEMENTS:

1.   Appointment of Exchange Agent and Closing.   The parties hereby appoint as their Exchange Agent Arthur P. Allsworth, whose business address is 9260 East Raintree Drive, Suite 100, Scottsdale  AZ  85260-7310.

(a)   Exchange Agent to Facilitate.   The Exchange Agent shall facilitate the performance by each party of its promises made in this Reorganization Agreement and the receipt by each party of the performance that party is to receive from another party by accepting, during the Performance Period (defined below) the conditional delivery of each of the parties and, upon receipt of the performances needed for a Closing (defined below) to deliver to the parties entitled to receive the performances of another party those performances. The Exchange Agent’s role shall be that of an escrow agent appointed by all the parties by their execution of this Agreement. As a member of the State Bar of Arizona, Allsworth may serve as the Exchange Agent under applicable Arizona law.

(b)   Performance Period.   The Performance Period shall be the period beginning on the date first above written and ending, unless extended by written agreement among the parties affected at the time, on Monday, September 19, 2005.

(c)   Closing.   A Closing (the “Closing”) of the reorganization exchanges contemplated by this Agreement shall occur on the last day of the Performance Period or on such earlier date as Exchange Agent has determined that the Related Closing has occurred and the Exchange Agent holds (i) the ATC stock certificates and accompanying endorsements and related instruments required to be delivered by PHI as provided by section 3(a); (ii) the releases and other instruments, if any, required to be delivered by PHI, Wong, HPE and Klein as provided by section 3(b); (iii) the authorizing resolutions described in section 2; (iv) the resignations described in section 8 and (v) evidence satisfactory to the Exchange Agent that the registration statement to be filed on behalf of by ATC with the assistance and at the expense of PHI, its officers and

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counsel, as required by section 7 shall have become effective and the shares of ATC, including the shares issued pursuant to this Agreement, may be traded on such OTC market as may be available at the time. If on or before the last day of the Performance Period (as the same may have been extended) the Related Closing has occurred and the Exchange Agent holds the items described in this subsection, the Exchange Agent shall complete the reorganization for which this Reorganization Agreement provides by delivering the items so held to the parties as provided herein. Section 9 shall govern if a Closing cannot be made on that date.

(d)   Extension of the Performance Period.   If on or before the last day of the Performance Period specified in subsection (b) the registration statement contemplated by section __ shall have been filed with the Securities Exchange Commission of the United States (the “Commission”), the parties hereby agree that the last day of the Performance Period shall be deemed to be for reasonable periods to permit the Commission to issue its comments and ATC with the assistance of PHI to respond in an effort to secure an effective registration statement. An extension period shall be deemed to be reasonable and, without further action by any party shall be deemed made, if counsel attending to the registration advises in writing that in his experience the extension period is appropriate to permit Commission comments to be received, and responses thereto made, during the extension period specified in his letter, and that nothing has come to his attention which in his opinion makes final effectiveness of the ATC registration statement during 2005 unlikely.

(e)   Deliveries to the Exchange Agent.   Except as provided expressly herein, all deliveries to the Exchange Agent shall be irrevocable during the Performance Period specified in subsection (b) and thereafter during any extension of the Performance Period agreed upon as permitted by subsection (d). Notwithstanding the foregoing, each delivery to the Exchange Agent shall be deemed to have been delivered subject to the conditions to the Closing as set forth herein.

(f)   Indemnity of Exchange Agent.   The parties, jointly and severally, hereby indemnify and agree to defend and hold harmless the Exchange Agent against and from any claim, demand, liability or expense incurred by the Exchange Agent arising from his service as such, unless the Exchange Agent is determined during the resolution of the claim to have willfully or with gross negligence breached his duties as Exchange Agent. The foregoing indemnity includes any legal expenses incurred by the Exchange Agent in defending against a claim, including all reasonable attorneys’ fees, taxable costs and other reasonable expenses actually related to such defense.

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2.   Authorizations.   The respective boards of directors of PHI and ATC shall adopt resolutions authorizing the execution and delivery of this Reorganization Agreement and the performance of each promise or task for which it provides by each of the corporate parties.

(a)   Specific Authorizations for PHI.  In the case of PHI, the authorizing resolution also shall specifically authorize the surrender of the shares of ATC common stock held by it as provided herein and the release and cancellation of all ATC’s obligations owed to PHI, other than the obligation to be created by the loan provided for in section 5 of this Reorganization Agreement.

(b)   Specific Authorizations for ATC.  In the case of ATC, the authorizing resolution also shall specifically authorize (i) the receipt and exchange of 66,000,000 of the shares of its common stock for the surrender of debt obligations of ATC as provided herein, (ii) the receipt from PHI for holding in ATC’s treasury as issued, but not outstanding shares, 3,999,919 shares of its common stock, (iii) the compromise and satisfaction of its obligations to Fogel International, Fogel, Subel and Berkey as provided in the documents pertaining to the Related Transaction and (iv) the preparation and filing of the registration statement for which section 7 provides.

(c)   Continuing Effect of Resolutions.   The resolutions of the board of directors of each of the corporate parties shall provide that the Escrow Agent may rely on the resolutions as certified by the Secretary of the corporation until and unless the Escrow Agent is notified by the Secretary of the affected corporation, in writing, that the resolutions so certified have been altered, amended or revoked, together with, if applicable, the text of the amending or amended resolution.

(d)   Dates Authorizations to be Delivered to Exchange Agent.  PHI shall deliver evidence reasonably satisfactory to the Exchange Agent of the adoption of its authorizing resolution on or before July 15, 2005. The PHI resolution shall authorize the board of directors of ATC to adopt the resolutions required of ATC by this Reorganization Agreement and ATC shall deliver to the Exchange Agent the ATC authorizing resolutions promptly following the Exchange Agent’s receipt of the PHI authorizing resolutions.

3.   The Enabling Transaction.   Subject to section 9 of this Reorganization Agreement, on or before July 15, 2005 PHI shall deliver to the Exchange Agent, for delivery to ATC at the Closing, (i) certificates evidencing at least 69,999,919 shares of ATC common stock properly endorsed for transfer to ATC (with any additional shares evidenced by such certificates, but not more

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than 10,000,000 shares of ATC common stock) to be reissued to PHI)  and (ii) all instruments evidencing any obligation of ATC to PHI, other than the indebtedness of ATC to PHI described in section 5 of this Reorganization Agreement, if the loan contemplated by that section is made) and an instrument evidencing the complete release of ATC from every other money debt or obligation carried on the PHI or ATC financial records as of the date first above written or such later date as the delivery is made. The transfers for which this section provides shall be deemed to be a contribution to the capital of ATC by PHI in its capacity as a continuing shareholder of ATC.

4.   Reorganization Exchanges.  As described in this section 4, ATC, Wong, Klein and HPE shall engage in a reorganization exchange as follows:

(a)   Subject to section 9, on or before July 15, 2005 Wong, Klein and HPE shall each deliver to the Exchange Agent, on or before July 11, 2005, (i) each promissory note and any other instrument evidencing ATC’s debt or obligation owed to him, if any, together with an instrument authorizing the Exchange Agent to mark such evidences “paid” and deliver them to ATC at the Closing, (ii) an instrument of complete release, discharge and satisfaction satisfactory in the judgment of the Exchange Agent to accomplish a complete release by such person of all debts or other obligations owed to the person executing the release by ATC, however evidenced, to be delivered to ATC at the Closing and (iii) in the case of Wong, Klein and HPE, an instrument from each releasing PHI from all obligations of PHI to him arising under the Amendment to Stock Purchase Agreement between PHI and ATC dated July 21 and 23, 2003. Notwithstanding the foregoing, the Wong release shall expressly exclude a release of the obligations of ATC to him described in section 6.

(b)   Subject to section 9, on or before July 22, 2005 ATC shall deliver to the Exchange Agent certificates evidencing the ownership of shares of ATC common stock as set forth in the following paragraphs of this subsection, to be delivered to the person identified as the registered owner of the shares on each such certificates at the Closing. Each such certificate shall have been properly prepared, signed and seal, if necessary, in a manner appropriate for delivery to the registered owner identified thereon at the Closing.

(1)   To Wong, 50,000,000 shares of common stock;

(2)   To HPE, 13,000,000 shares of common stock;

(3)   To Klein 3,000,000 shares of common stock; and

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(4)   To ATC to hold as treasury shares, 3,999,919 shares of common stock.

(c)   Authority of Exchange Agent.   Each instrument delivered to the Exchange Agent may be undated and the Exchange Agent is hereby authorized by each party to this Reorganization Agreement to insert the appropriate date in each such document, certificate or instrument at the Closing.

5.   ATC Promissory Note.   On or before July 6, 2005, PHI shall provide ATC with immediately available federal funds in its account sufficient to permit ATC to obtain Official Bank Checks or Bank Cashiers’ Checks payable to Lawrence M. Fogel in the amount of $8,000, to Ian Subel in the amount of $10,000 and Lynelle Berkley in the amount of $3,000, each of which is drawn on a Bank the deposits of which are insured by the Federal Deposit Insurance Company and which maintains a branch in Scottsdale, Arizona and ATC shall promptly deliver the checks so provided by PHI to the Exchange Agent in his capacity as Escrow Agent for the Related Transaction. Alternatively, on or before July 7, 2005 PHI shall provide the Exchange Agent, in his capacity as Escrow Agent for the Related Transaction, with immediately available federal funds in the gross amount of $21,060 deposited in the Escrow Agent’s ABF attorney trust account. ATC shall provide exchange agent with its executed promissory note payable to PHI in the amount of $21,000, due nine months after date together with interest at the rate of 8 percent per annum. Upon his receipt, on or before July 7, 2005 of the checks or the immediately available funds, the Exchange Agent shall date the ATC promissory note and deliver the same to PHI as PHI may instruct at the time and, as Escrow Agent for the Related Transaction, shall complete the Related Transaction.

6.   Survival of Obligations of ATC to Wong.   Notwithstanding section 4(a), Wong’s release shall not cover and ATC shall remain indebted to Wong as follows:

(a)   Accrued Salary.   ATC shall remain obligated to Wong for the sum of all amounts owed to Wong as accrued, but unpaid salary.

(b)   Emergency Cash Loans.   ATC shall remain obligated to Wong for the amounts set forth on Schedule 1 (“Wongs Emergency Loans to ATC”) appended hereto.

(c)   Unpaid Travel Reimbursement Amounts.   ATC shall remain obligated to Wong for all amounts shown on the books of ATC as accrued travel reimbursement amounts owed to Wong.

7.   Registration and Listing of ATC Shares.   On or before September 19, 2005 PHI shall have caused to be filed with the Securities Exchange

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Commission of the United States a registration statement describing all the issued and outstanding shares of ATC common stock, including (i) the shares outstanding in the hands of the PHI shareholders who received the July 20, 2004 dividend described in Recital D and the permitted transferees of such persons; (ii) the shares retained by PHI and (iii) the shares to be exchanged for the debts of ATC pursuant to this Reorganization Agreement. On or before the same date, PHI shall have taken all steps necessary to permit all the ATC shares described in the registration statement to be eligible for trading in the OTC market in which PHI shares are currently traded. PHI agrees to employ, at its sole cost and expense, all professional advisers needed for the purpose of carrying out its promises made in this section and all its other promises made in this Reorganization Agreement, including the fees of all attorneys and accountants; and PHI agrees to indemnify, defend and hold harmless ATC and its directors and officers from any claim for compensation or reimbursement of cost or expense made by any such professional adviser with respect to any service rendered by such adviser in connection with the negotiation, execution and delivery, implementation or performance of this Agreement. ATC agrees to cooperate with PHI and to execute and deliver promptly at the request of PHI all documents reasonably required to be filed by ATC in connection with the registration of its shares. As to the accuracy of statements of fact relating to ATC which became fact while PHI was the sole or controlling shareholder of ATC, ATC’s officers may rely on, and PHI agrees to provide representations by it or its executive officers regarding, each such fact.

8.   Resignation of PHI Officers from ATC Management.   PHI agrees to deliver to the Exchange Agent on or prior to July 15, 2005 signed, but undated, (i) the resignation from the board of directors of ATC of Henry Fahman; (ii) resignations as officers of ATC of each person other than Wong who is at present an officer of ATC, except as Wong may instruct to the contrary.

(a)   Effective Date of Director Resignations.   The Exchange Agent shall insert on the resignations from the board of directors of ATC provided for in this section a date later than the date the deliveries made by PHI and ATC pursuant to sections 2, 3, 4 and 5 have occurred.

(b)   Management of ATC.   PHI agrees that, from and after the date first above written Wong (together with such persons as he may appoint) shall have exclusive day to day management of ATC and PHI  agrees that its directors and officers shall not interfere in or be involved with respect to such management during the Performance Period (including extensions). Wong agrees that, prior to the effectiveness of the registration statement for which section 7 provides, he will manage ATC in a manner consistent with past practices and will not, without the consent of PHI and such counsel, cause ATC to engage in any transaction which PHI’s counsel determines would require an amendment of the

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registration statement or portions thereof or require additional disclosure.

9.   Termination.   This Reorganization Agreement provides for transactions requiring the approval of the boards of directors of PHI and ATC (to be accomplished while PHI still owns approximately 80 percent of the issued and outstanding shares of ATC) and transactions requiring the action or failure to act of a government agency and of parties involved in making a market for PHI shares and, upon a registration statement describing the issued and outstanding shares of ATC becoming final, the shares of ATC. This Reorganization Agreement and the transactions for which it provides shall be terminated and thereupon shall be of no further force or effect upon the occurrence of any of the events described in this section.

(a)   Failure of PHI to Lend to ATC.  Section 5 provides that PHI will lend $21,000 to ATC to permit ATC to retire and satisfy its outstanding obligations to Fogel International, Fogel, Subel and Berkey (as well as their outstanding claims against PHI) on the dates and in the manner there provided. PHI’s failure timely to lend the monies needed for such payments and to pay such bank transfer or other fees related to the transfer of funds at the closing of the related agreements pertaining to such payoff and satisfaction shall be a material default by PHI. If the Related Closing does not occur at the time required by the Debt Compromise Offer, this Agreement shall have no further force or effect, as provided in section 9(d), unless Wong, HPE and Klein all agree in writing to proceed with the reorganization.

(b)   PHI Failure to Provide Authorizations or to Deliver Shares and Releases.   If, at or prior to July 15, 2005, PHI has not delivered the PHI Authorizations for which section 2 provides, this Reorganization Agreement shall be terminated and the Exchange Agent shall return to the parties delivering the same such instrument and document as may have been deposited with him (other than monies and instruments deposited with him as Escrow Agent pursuant to the Related Transaction described in section 5).

(c)   Failure of Registration.   If by December 31, 2005 or such earlier date as is fixed herein as the last day of the Performance Period, as the same may have been extended pursuant to section 1(d), or such later date as may hereafter be agreed by agreement among all the parties, the registration statement contemplated by section 7 has not become effective, any of Wong, HPE and Klein may declare this Reorganization Agreement terminated and Exchange Agent shall, upon being notified of such act, deliver to each party the documents, instruments and money (other than monies delivered and used pursuant

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to section 5) delivered by the party and this Reorganization Agreement shall no longer have any force or effect.

(d)   Effect of Termination.   PHI expressly understands and agrees that, if this Reorganization Agreement shall be terminated as provided herein, the obligations of ATC to the parties hereto and the obligations of PHI to ATC, Wong, HPE and Klein and, if the Related Closing has not occurred at the time, the obligations of PHI and ATC to Fogel International, Lawrence M. Fogel, Ian Subel and Lynelle Berkey shall remain in full force and effect, as if this Reorganization Agreement had not been entered into and the Debt Compromise Offer had not been made. PHI also agrees that any period of limitation which would be a defense to a claim made by any of Wong, HPE, Klein, Fogel International, Lawrence M. Fogel, Ian Subel or Lynelle Berkey under the July 2003 Amendment of the Agreement of Purchase and Sale shall be tolled from the date hereof to a date one year after the last day of the Performance Period, as the same may be extended as provided herein.

10.   Representations of PHI.   PHI makes the following representations to the other parties to this Reorganization Agreement.

(a)   Ownership of ATC Shares.  PHI is the record and beneficial owner of 79,999,919 issued and outstanding shares of the common capital stock of ATC, and its ownership of all such shares is free and clear of all encumbrances, liens, pledges, options or other rights of any other person whomsoever; and 20,000,081 shares of the common capital stock of ATC are issued and outstanding in the hands of other persons. No other shares of the common stock of ATC are issued and outstanding. ATC also is authorized to issue 100,000,000 shares of preferred stock, but no shares of its preferred stock are issued and outstanding. Neither ATC nor PHI have entered into an agreement of any kind, or made an offer that pursuant to its terms may be accepted on or after the date first above written, pursuant to which any person may become entitled to receive shares of ATC common or preferred stock, except as expressly stated herein.

(b)   Preliminary Approval.  PHI has obtained the preliminary and conceptual approval of its board of directors or an executive committee thereof with respect to the transactions for which this Agreement provides.

(c)   Effect of Other Agreements or Orders.   The execution and delivery of this Agreement does not breach, and the performance of the promises of PHI set forth herein will not, with or without the expiration of time or the giving of notice, be a breach of or constitute a default under any indenture, agreement or obligation of PHI or any order of any court or agency of government to which it is a party or by which it is bound.

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11.   Other Promises of PHI.

(a)  Negative Covenant.  During the Performance Period, PHI will not (i) cause ATC to distribute to PHI or to enter into any agreement with any person under the terms of which ATC may be required to distribute, directly or indirectly to PHI, any money or other property of any kind for any purpose without the express written consent of Wong, HPE and Klein; (ii) cause ATC to issue or promise to issue any shares of its authorized but unissued stock, except as provided by this Agreement; or (iii) cause ATC to enter into any agreement or undertaking, including the borrowing of money or the guaranteeing of the indebtedness of another, without the express written consent of Wong, HPE and Klein.

(b)   Indemnification.   PHI agrees to indemnify, defend and hold harmless ATC and its directors and officers from any claim made by  any person who acquires or continues to hold ATC shares following the date the ATC registration statement becomes effective arising from any statement in such registration statement, preliminary or final prospectus or post-effective amendment which is untrue, misleading or incomplete and not made with the concurrence of Wong and Klein. For the purposes of the preceding sentence, an incomplete statement shall include the omission of statements needed to make the statements made not misleading.

12.   Representations of Other Parties.   Each of Wong, Klein and HPE, individually and not collectively, represent to ATC and PHI as follows.

(a)   Effect of Other Agreements or Orders.   The execution and delivery of this Agreement does not breach or constitute a default under, and the performance of the promises of each such party set forth herein will not be a breach of or constitute a default under, in each case with or without the expiration of time or the giving of notice, any indenture, agreement or obligation of such party or any order of any court or agency of government to which it is a party or by which it is bound.

(b)   The obligations of ATC to each such person was incurred for money in an equal amount actually advanced to or expended for the benefit of ATC, or represents the fair value agreed at the time of properties transferred to or services actually rendered to ATC by such person.

(c)   The members of HPE executing a counterpart of this Reorganization Agreement on its behalf represents that they, acting together (whether on the same or separate counterparts) are authorized

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to execute the same on behalf of HPE and that the counterparts so executed will be binding on HPE and enforceable against it.

14.   Miscellaneous Agreements.

(a)   Meaning of Terms.

(1)   The word “including” shall be deemed to be followed at each place where it appears herein by the words, “for example, and not in limitation,” unless actually followed by the words, “and limited to,” or words of comparable meaning.

(2)   Words of gender shall be deemed to refer to all genders.

(3)   The singular shall include the plural and vice versa.

(4)   The word “herein” shall be deemed to refer to the entire Reorganization Agreement unless a narrower reference is clearly expressed.

(5)   All headings are intended to be used to more easily locate applicable text and shall not be used to expand or limit the text of the provision(s) with which the heading is associated.

(b)  Entire Agreement.  This Agreement constitutes the entire understanding of the parties with respect to its subject matter and all prior discussions, oral or written agreements or memoranda, correspondence are merged herein and superceded hereby. This Agreement may be amended only by a writing signed, if before the Initial Closing, all the parties hereto, or thereafter, but before the Closing, PHI, ATC, Wong, HPE and Klein.

(c)   Governing Law; Jurisdiction and Venue.   The parties agree that the corporate laws governing the conduct of each corporate party shall govern the authority and validity of the actions of that corporate party, that the laws of Arizona shall govern the effect, interpretation and adequacy of the performances of the promises of the parties made herein and the effect of a breach or failure of performance of those promises by any party. The parties further agree that the courts of Arizona (including, if appropriate, the federal courts sitting in Arizona) shall have exclusive jurisdiction of any action arising under the terms of this Agreement and venue shall be in Maricopa County (or, if applicable, the Central District of Arizona).

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(d)   Binding and Inurement.   This Agreement shall be binding upon and inure to the benefit of each of the parties and their respective heirs, personal representatives, successors and assigns.

(e)   Legal Expenses.  If a civil action is brought by any party to enforce the terms of this Agreement as against any other party, the prevailing party or parties in such action shall be entitled to recover from the other party or parties who did not prevail, in addition to such relief as may be awarded to the prevailing party or parties, a judgment in a liquidated amount equal to the sum of the reasonable expenses, including reasonable attorneys’ fees, and taxable costs actually incurred by such prevailing party in pursuing the civil action. The amount of attorneys’ fees shall be fixed by the court and not by a jury.

(f)   Legal Advice.   Each party to this Agreement has obtained legal advice from, or has had the opportunity to obtain legal advice from, its own counsel. PHI shall bear the cost of its counsel and other advisers and ATC shall bear the cost of its counsel and other advisers. ATC shall not require Wong, HPE or Klein, to reimburse it for any part of the cost of preparing this Agreement, but neither ATC nor its counsel shall be responsible to them for legal or tax advice in connection with their individual decision to enter into this Agreement.

(g)   Counterparts and Authority.   This Agreement may be executed and delivered in two or more counterparts and by different parties in separate counterparts, each of which shall be an original, but all of which together shall be a single Agreement. This Agreement shall be effective, as of the date first above written, when the Exchange Agent holds a counterparty hereof executed by each of the parties named in the caption. Counterparts may be exchanged by Fax.

IN WITNESS WHEREOF, each of the parties has executed this Reorganization Agreement as of the day and year first above written.

Providential Holdings, Inc.

ATC Technology Corporation

By: /s/ Henry Fahman                                         By:   /s/ Keith Wong

           Henry Fahman                                                     Keith Wong, CEO

             High Performance Edge, Inc.

By:

___/s/ Norm Klein

          Norm Klein

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